02057045

NO ACT
P.E 8-12-02
1-31312

August 13, 2002

Act 34
Section
Rule 12h-3
Public Availability 8-13-02

DC

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medco Health Solutions, Inc.
Incoming letter dated August 12, 2002

Based on the facts presented, it is the Division's view that the effectiveness of Medco Health Solutions' registration statement on Form S-1 during fiscal year 2002 would not preclude Medco Health Solutions from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Medco Health Solutions has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Keir D. Gumbs
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13 2002

Steven G. Scheinfeld
Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York 10004-1980

Re: Medco Health Solutions, Inc

Dear Mr. Scheinfeld:

In regard to your letter of August 12, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, NY 10004-1980
Tel: 212.859.8000
Fax: 212.859.4000
www.ffhsj.com

Securities Exchange Act of 1934,
Sections 15(d) and 12(h)

Direct Line: 212.859.8475
Fax: 212.859.8589
steven.scheinfeld@ffhsj.com

August 12, 2002

By Hand

FRIED FRANK HARRIS SHRIVER & JACOBSON

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Medco Health Solutions, Inc.
(Commission File Nos. 333-86392 and 001-31312)

Ladies and Gentlemen:

On behalf of Medco Health Solutions, Inc., a Delaware Corporation (the "Company"), we hereby request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company does not file with the Commission reports required by Sections 15(d) and 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

Factual Background

On April 17, 2002, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the Company filed a registration statement on Form S-1 (File No. 333-86392), as most recently amended on July 9, 2002 (the "S-1 Registration Statement"), which proposed an initial public offering of up to 53,705,000 shares of the Company's common stock, par value $ 0.01 per share (the "Common Stock"). On May 2, 2002, pursuant to the Exchange Act, the Company filed a registration statement on Form 8-A (File No. 001-31312), as most recently amended on July 5, 2002 (the "8-A

A Partnership
Including
Professional
Corporations

New York
Washington
Los Angeles
London
Paris

Registration Statement"), registering the Common Stock under Section 12(b) of the Exchange Act. Thereafter, the New York Stock Exchange (the "NYSE") certified to the Commission that the Common Stock had been approved for listing on the NYSE upon notice of issuance. Both registration statements were then declared effective on July 9, 2002, with the expectation that information concerning the public offering price, underwriting syndicate and related matters would be contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act as permitted by Rule 430A of the Securities Act. However, the Company, in consultation with Goldman, Sachs & Co. and J.P. Morgan Securities Inc., decided to postpone the initial public offering due solely to market conditions. Since that decision, the Company has not taken any further action with respect to recommencing the offering, and on July 30, 2002, the Company filed with the Commission a letter requesting withdrawal of the S-1 Registration Statement pursuant to Rule 477 under the Securities Act. No shares of the Common Stock have been issued pursuant to the S-1 Registration Statement.

All of the outstanding shares of the Company's Common Stock, representing its only class of capital stock outstanding, are owned beneficially and of record by Merck & Co., Inc. ("Merck"), who acquired the shares privately without registration under the Securities Act.

Because the 8-A Registration Statement was declared effective, the Company's Common Stock is registered under Section 12(b) of the Exchange Act even though the Common Stock did not commence trading on the NYSE. The Company submitted a letter, dated July 30, 2002, addressed to both the Commission and the NYSE by which the Company requested (i) withdrawal of its 8-A Registration Statement in order to remove the securities from registration under Section 12(b) of the Exchange Act, and (ii) that the NYSE withdraw its certification of the 8-A Registration Statement to the Commission and file with the Commission an application on Form 25 to strike the Common Stock from listing and registration pursuant to Rule 12d2-2 under the Exchange Act. The NYSE then filed an application to the Commission pursuant to Rule 12d2-2 under the Exchange Act, dated August 1, 2002 (the "NYSE Application"), to strike the Common Stock from listing and registration on the NYSE. In an order dated August 9, 2002, the Commission granted the NYSE Application, effective at the opening of business on August 12, 2002. Pursuant to Section 12(d) of the Exchange Act and Rule 12d2-2 thereunder, removal from listing and registration pursuant to the withdrawal of the 8-A Registration Statement and the NYSE Application will relieve the Company from continued compliance with the reporting requirements under Section 12 of the Exchange Act.

Upon the termination of its Exchange Act reporting obligations under Section 12, the Company will immediately become subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Although Exchange Act Rule 12h-3 grants an automatic suspension from these requirements for any issuer that has filed a Form 15 which certifies, pursuant to Rule 12h-3(b)(1)(i), that it has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective. Thus, although all shares of the Company's Common Stock that are issued and outstanding are held beneficially and of record by one stockholder, Merck, who acquired the shares privately without registration under the Securities Act, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year. Therefore, the Company hereby requests a suspension of the duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act with respect to the 2002 fiscal year in which the S-1 Registration Statement became effective (i.e., the fiscal year ending December 28, 2002).

Discussion

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company to file any Section 13(a) periodic reports merely because the S-1 Registration Statement was filed and became effective during 2002.

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available information about the issuer's activities at least through the end of the fiscal year in which it makes a registered offering." *Id.*

Although the S-1 Registration Statement went effective, the Company's initial public offering was not consummated and the Company has requested withdrawal of the S-1 Registration Statement pursuant to Rule 477 under the Securities Act. As a result, no securities of the Company were sold to the public pursuant to the S-1 Registration Statement, nor are there any public stockholders of the Company. Therefore, because the Company has no "investing public" to which information about its activities through the end of fiscal year 2002 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed ..." In the Company's situation, the burdens imposed by the technical application of Rule 12h-3 clearly outweigh any benefits. The preparation and filing of periodic reports would impose a financial burden on the Company, and would involve significant management efforts. Because the

Company has no public stockholders and no purchasers in a registered public offering, there is no benefit to the investing public from requiring the Company to commence filing periodic reports required by Section 13 of the Exchange Act.

In the past, the Staff has recognized in a number of situations similar to the Company's, where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act, that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations, and accordingly has taken a no-action position similar to that requested herein. *See, e.g., NeoGenesis Pharmaceuticals, Inc. (April 1, 2002); OMP, Inc. (April 2, 2001); Enfinity Corporation (November 30, 1998); Coral Systems, Inc. (March 31, 1997); Chadwick's of Boston, Ltd. (September 10, 1996); CMS Nomeco Oil & Gas Co. (April 29, 1996); Central Point Software, Inc. (August 7, 1992).* Consequently, we respectfully request that the Staff exempt the Company from the reporting obligations of Sections 15(d) and Section 13 of the Exchange Act.

Conclusion

As described above, the Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Company's situation, the investing public realizes no benefit from requiring the Company to file periodic reports required by Section 13(a) of the Exchange Act because Merck is the Company's only stockholder, and there have been no purchasers in a registered public offering. In contrast, the burden of imposing Exchange Act reporting obligations on the Company would be substantial.

In light of the foregoing, we request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff will not recommend enforcement action to the Commission if the Company does not file periodic reports pursuant to Sections 15(d) and 13(a) of the Exchange Act and the rules and regulations promulgated thereunder. Alternatively, we request on behalf of the Company an exemption pursuant to Section 12(h) of the Exchange Act from the requirement of filing such reports.

If you have any questions with respect to this request or require additional information, please do not hesitate to call the undersigned at (212) 859-8475. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided. In accordance with Securities Act Release No. 33-6269 (December 5, 1980), enclosed are seven additional copies of this letter. For the convenience of the Staff, we have also enclosed copies of the previous no-action letters cited herein. We would appreciate it if you would acknowledge receipt of this letter by date-stamping the extra enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

Very truly yours,

Steven G. Scheinfeld
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
One New York Plaza
New York, New York 10004
(212) 859-8000

cc: Cheri Carper Bennett
Division of Corporation Finance
Securities and Exchange Commission

David Machlowitz
Senior Vice President, General Counsel and Secretary
Medco Health Solutions, Inc.

PC

August 13, 2002

Act 34
Section 13 + 15(d)
Rule
Public Availability 8-13-02

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medco Health Solutions, Inc.
Incoming letter dated August 12, 2002

Based on the facts presented, it is the Division's view that the effectiveness of Medco Health Solutions' registration statement on Form S-1 during fiscal year 2002 would not preclude Medco Health Solutions from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Medco Health Solutions has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Keir D. Gumbs
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13 2002

Steven G. Scheinfeld
Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York 10004-1980

Re: Medco Health Solutions, Inc

Dear Mr. Scheinfeld:

In regard to your letter of August 12, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, NY 10004-1980
Tel: 212.859.8000
Fax: 212.859.4000
www.ffhsj.com

**Securities Exchange Act of 1934,
Sections 15(d) and 12(h)**

Direct Line: 212.859.8475
Fax: 212.859.8589
steven.scheinfeld@ffhsj.com

August 12, 2002

FRIED
FRANK
HARRIS
SHRIVER &
JACOBSON

By Hand

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Medco Health Solutions, Inc.
(Commission File Nos. 333-86392 and 001-31312)

Ladies and Gentlemen:

On behalf of Medco Health Solutions, Inc., a Delaware Corporation (the "Company"), we hereby request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company does not file with the Commission reports required by Sections 15(d) and 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

Factual Background

On April 17, 2002, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the Company filed a registration statement on Form S-1 (File No. 333-86392), as most recently amended on July 9, 2002 (the "S-1 Registration Statement"), which proposed an initial public offering of up to 53,705,000 shares of the Company's common stock, par value $ 0.01 per share (the "Common Stock"). On May 2, 2002, pursuant to the Exchange Act, the Company filed a registration statement on Form 8-A (File No. 001-31312), as most recently amended on July 5, 2002 (the "8-A

A Partnership
Including
Professional
Corporations

New York
Washington
Los Angeles
London
Paris

Registration Statement"), registering the Common Stock under Section 12(b) of the Exchange Act. Thereafter, the New York Stock Exchange (the "NYSE") certified to the Commission that the Common Stock had been approved for listing on the NYSE upon notice of issuance. Both registration statements were then declared effective on July 9, 2002, with the expectation that information concerning the public offering price, underwriting syndicate and related matters would be contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act as permitted by Rule 430A of the Securities Act. However, the Company, in consultation with Goldman, Sachs & Co. and J.P. Morgan Securities Inc., decided to postpone the initial public offering due solely to market conditions. Since that decision, the Company has not taken any further action with respect to recommencing the offering, and on July 30, 2002, the Company filed with the Commission a letter requesting withdrawal of the S-1 Registration Statement pursuant to Rule 477 under the Securities Act. No shares of the Common Stock have been issued pursuant to the S-1 Registration Statement.

All of the outstanding shares of the Company's Common Stock, representing its only class of capital stock outstanding, are owned beneficially and of record by Merck & Co., Inc. ("Merck"), who acquired the shares privately without registration under the Securities Act.

Because the 8-A Registration Statement was declared effective, the Company's Common Stock is registered under Section 12(b) of the Exchange Act even though the Common Stock did not commence trading on the NYSE. The Company submitted a letter, dated July 30, 2002, addressed to both the Commission and the NYSE by which the Company requested (i) withdrawal of its 8-A Registration Statement in order to remove the securities from registration under Section 12(b) of the Exchange Act, and (ii) that the NYSE withdraw its certification of the 8-A Registration Statement to the Commission and file with the Commission an application on Form 25 to strike the Common Stock from listing and registration pursuant to Rule 12d2-2 under the Exchange Act. The NYSE then filed an application to the Commission pursuant to Rule 12d2-2 under the Exchange Act, dated August 1, 2002 (the "NYSE Application"), to strike the Common Stock from listing and registration on the NYSE. In an order dated August 9, 2002, the Commission granted the NYSE Application, effective at the opening of business on August 12, 2002. Pursuant to Section 12(d) of the Exchange Act and Rule 12d2-2 thereunder, removal from listing and registration pursuant to the withdrawal of the 8-A Registration Statement and the NYSE Application will relieve the Company from continued compliance with the reporting requirements under Section 12 of the Exchange Act.

Upon the termination of its Exchange Act reporting obligations under Section 12, the Company will immediately become subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Although Exchange Act Rule 12h-3 grants an automatic suspension from these requirements for any issuer that has filed a Form 15 which certifies, pursuant to Rule 12h-3(b)(1)(i), that it has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective. Thus, although all shares of the Company's Common Stock that are issued and outstanding are held beneficially and of record by one stockholder, Merck, who acquired the shares privately without registration under the Securities Act, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year. Therefore, the Company hereby requests a suspension of the duty to file with the Commission periodic reports required by Sections 15(d) and 13 of the Exchange Act with respect to the 2002 fiscal year in which the S-1 Registration Statement became effective (i.e., the fiscal year ending December 28, 2002).

Discussion

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company to file any Section 13(a) periodic reports merely because the S-1 Registration Statement was filed and became effective during 2002.

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available information about the issuer's activities at least through the end of the fiscal year in which it makes a registered offering." *Id.*

Although the S-1 Registration Statement went effective, the Company's initial public offering was not consummated and the Company has requested withdrawal of the S-1 Registration Statement pursuant to Rule 477 under the Securities Act. As a result, no securities of the Company were sold to the public pursuant to the S-1 Registration Statement, nor are there any public stockholders of the Company. Therefore, because the Company has no "investing public" to which information about its activities through the end of fiscal year 2002 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed ..." In the Company's situation, the burdens imposed by the technical application of Rule 12h-3 clearly outweigh any benefits. The preparation and filing of periodic reports would impose a financial burden on the Company, and would involve significant management efforts. Because the

Company has no public stockholders and no purchasers in a registered public offering, there is no benefit to the investing public from requiring the Company to commence filing periodic reports required by Section 13 of the Exchange Act.

In the past, the Staff has recognized in a number of situations similar to the Company's, where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act, that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations, and accordingly has taken a no-action position similar to that requested herein. *See, e.g., NeoGenesis Pharmaceuticals, Inc. (April 1, 2002); OMP, Inc. (April 2, 2001); Enfinity Corporation (November 30, 1998); Coral Systems, Inc. (March 31, 1997); Chadwick's of Boston, Ltd. (September 10, 1996); CMS Nomeco Oil & Gas Co. (April 29, 1996); Central Point Software, Inc. (August 7, 1992).* Consequently, we respectfully request that the Staff exempt the Company from the reporting obligations of Sections 15(d) and Section 13 of the Exchange Act.

Conclusion

As described above, the Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Company's situation, the investing public realizes no benefit from requiring the Company to file periodic reports required by Section 13(a) of the Exchange Act because Merck is the Company's only stockholder, and there have been no purchasers in a registered public offering. In contrast, the burden of imposing Exchange Act reporting obligations on the Company would be substantial.

In light of the foregoing, we request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff will not recommend enforcement action to the Commission if the Company does not file periodic reports pursuant to Sections 15(d) and 13(a) of the Exchange Act and the rules and regulations promulgated thereunder. Alternatively, we request on behalf of the Company an exemption pursuant to Section 12(h) of the Exchange Act from the requirement of filing such reports.

If you have any questions with respect to this request or require additional information, please do not hesitate to call the undersigned at (212) 859-8475. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided. In accordance with Securities Act Release No. 33-6269 (December 5, 1980), enclosed are seven additional copies of this letter. For the convenience of the Staff, we have also enclosed copies of the previous no-action letters cited herein. We would appreciate it if you would acknowledge receipt of this letter by date-stamping the extra enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

Very truly yours,

Steven G. Scheinfeld
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
One New York Plaza
New York, New York 10004
(212) 859-8000

cc: Cheri Carper Bennett
Division of Corporation Finance
Securities and Exchange Commission

David Machlowitz
Senior Vice President, General Counsel and Secretary
Medco Health Solutions, Inc.